UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2005

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga Jung-gu
Seoul, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑                    Form 40-F  ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                    No  ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
EXHIBIT A — Future Business and Management Plan
EXHIBIT B — Fair Disclosure
SIGNATURES

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This report on Form 6-K contains “forward-looking statements”, as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “consider”, “depends”, “estimate”, “expect”, “intend”, “plan”, “project” and similar expressions, or that certain events, actions or results “will”, “may”, “might”, “should” or “could” occur, be taken or be achieved.

     Forward-looking statements in this report on Form 6-K include, but are not limited to, statements related to our expectations related to the operation of satellite digital multi-media broadcasting business.

     We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; currency risks; foreign ownership limitations; credit risks; reliance on third parties to implement certain plans and other risks and uncertainties that are more fully described under the heading “Key Information — Risk Factors” beginning on page 11 of our annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 1, 2004. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

     SK Telecom Co., Ltd. filed on April 28, 2005 with the Korea Stock Exchange its future business and management plan and fair disclosure pursuant to the relevant disclosure laws and regulations of Korea in the form attached hereto as Exhibits A and B respectively.

Exhibit A: Future Business and Management Plan
Exhibit B: Fair Disclosure

EXHIBIT A

Future Business and Management Plan

- the following content may change depending on the circumstances

1. Plan Type	a. United States MVNO Business related b. Satellite DMB Business related

2. Plan Purpose	a. United States MVNO Business related : secure future growth momentum through global business b. Satellite DMB Business related : secure future growth momentum through new business

3. Promotion Schedule	a. United State MVNO Business related : not applicable b. Satellite DMB Business related : expect to broadcast from May 1, 2005

4. Expected Investment	a. United States MVNO Business related : used USD 83 million out of USD 220 million total investment; will use the balance gradually b. Satellite DMB Business related : not applicable

5. Content	a. United States MVNO Business related 1. completed incorporating a local company on March 24, 2005 2. fulfilled procedural requirements to use EarthLink’s distribution network and is in the process of establishing a detailed marketing strategy to enter into target market

b. Satellite DMB Business related 1. will exert best effort to sign contract with broadcasting stations to allow smooth and prompt retransmission

6. Expected Effect		a. United States MVNO Business related : secure future growth momentum

b. Satellite DMB Business related : expect visual results such as an increase in ARPU among company’s customers with high ARPU and in applicant’s loyalty

7. Obstacles		a. United States MVNO Business related : not applicable

b. Satellite DMB Business related : not applicable

8. Decision Date (Board meeting date)		—

9. Selective Disclosure	Information Provider	SK Telecom IR Department

	Information Recipient	Investment Analysts / Institutional Investors

	Date, Place, and	Date: 6:00 p.m. April 28, 2005
	Topic of Selective	Topic: Conference Call on 2005 Quarterly Result
	Disclosure	Place: SK Telecom Conference Room (teleconference)

10. Contact	Person Responsible	Hyun Jong Song, IR Department (6100-1600)
Information	for Disclosure

	Person Managing Disclosure	Young Jin, Kim, IR Department (6100-1639)

	Relevant Department	IR Department (6100-1640)

11. Others		The above management plan and major projections may not come true depending on the management and business circumstances. The substance of the above teleconference can be accessed through the website — www.sktelecom.com on a real time basis.

EXHIBIT B

Fair Disclosure

— The following information can be changed depending on the circumstances .

1.	equity investment profit and loss in the first quarter of 2005

1)	equity investment profit : KRW6.4 billion

SK Telink Co., Ltd.	KRW2.9 billion won
SK C&C Co., Ltd.	KRW2.6 billion won
Others	KRW900 million won

2)	equity investment loss : –19.6 billion won

SK Teletech Co., Ltd.	–9.7 billion won
SK Communications Co., Ltd.	–1.3 billion won
TU Media Corp.	–2.5 billion won
SLD Telecom PTE Ltd.	–1.7 billion won
Others	–4.4 billion won

     (* The above calculations are measured before the first quarter of 2005 evaluation and can be changed in the future)

2. Currently, our company does not plan to participate in the capital increase of SK Teletech Co., Ltd.

3. Did not consider the amount required to share network with Hanaro Telecom Inc. (“Hanaro Telecom”) in calculating our company’s expected investment for WiBro business. Thus, there is no change to our expected investment amount for WiBro business, even after Hanaro Telecom’s forfeiture of WiBro business.

Selective Disclosure	Information Provider	SK Telecom IR Department

	Information Recipient	Investment Analysts / Institutional Investors

	Date, Place, and Topic of Selective Disclosure	Will provide important details on the equity investment profit and loss after this fair disclosure

The information in the above paragraphs 3 and 4 was provided during the following event:
— Topic: Conference Call on 2005 Quarterly Report
— Date: 6:00 p.m. April 28, 2005
— Place: SK Telecom Conference Room (teleconference)

Contact Information	Person Responsible for Disclosure	Hyun Jong Song, IR Department (6100-1600)

	Person Managing Disclosure	Young Jin, Kim, IR Department (6100-1639)

	Relevant Department	IR Department (6100-1640)

Others		The above management plan and important projections may not come true depending on the management and business circumstances.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By /s/ Hyun Jong Song
	Name:	Hyun Jong Song
	Title:	Vice President

Date: May 9, 2005